UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ____)*

BMB Munai, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

09656A105

(CUSIP Number)

David T. Zhang, Esq.

Timothy M. Gardner, Esq.

Latham & Watkins
41st Floor, One Exchange Square

8 Connaught Place, Central

Hong Kong

+852.2522.7886

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

February 14, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09656A105
1. Names of Reporting Persons
Palaeontol B.V.
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3. SEC Use Only
4. Source of Funds (See Instructions) OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization The Netherlands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 13,462,446*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 13,462,446
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 24.1%**
14. Type of Reporting Person (See Instructions) CO

__________________

* Beneficial ownership of the above referenced Common Stock (as defined below) is being reported hereunder solely because the B.V. may be deemed to have beneficial ownership of such securities as a result of the Voting Agreements (as defined below). Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by the B.V. that it is the beneficial owner of any Common Stock for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

** Based upon an aggregate of 55,787,554 shares of Common Stock outstanding as of February 14, 2011, as reported by the Issuer on Form 10-Q filed on February 22, 2011.

CUSIP No. 09656A105
1. Names of Reporting Persons
Palaeontol Coöperatief U.A.
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3. SEC Use Only
4. Source of Funds (See Instructions) OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization The Netherlands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 13,462,446*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 13,462,446
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 24.1%**
14. Type of Reporting Person (See Instructions) PN

__________________

* Beneficial ownership of the above referenced Common Stock is being reported hereunder solely because the Coöperatief may be deemed to have beneficial ownership of such securities as a result of the Voting Agreements. Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Coöperatief that it is the beneficial owner of any Common Stock for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

** Based upon an aggregate of 55,787,554 shares of Common Stock outstanding as of February 14, 2011, as reported by the Issuer on Form 10-Q filed on February 22, 2011.

CUSIP No. 09656A105
1. Names of Reporting Persons
MIE New Ventures Corporation
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3. SEC Use Only
4. Source of Funds (See Instructions) OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 13,462,446*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 13,462,446
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 24.1%**
14. Type of Reporting Person (See Instructions) CO

__________________

* Beneficial ownership of the above referenced Common Stock is being reported hereunder solely because New Ventures may be deemed to have beneficial ownership of such securities as a result of the Voting Agreements. Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by New Ventures that it is the beneficial owner of any Common Stock for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

** Based upon an aggregate of 55,787,554 shares of Common Stock outstanding as of February 14, 2011, as reported by the Issuer on Form 10-Q filed on February 22, 2011.

CUSIP No. 09656A105
1. Names of Reporting Persons
MIE Holdings Corporation
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3. SEC Use Only
4. Source of Funds (See Instructions) OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 13,462,446*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 13,462,446
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 24.1%**
14. Type of Reporting Person (See Instructions) CO

__________________

* Beneficial ownership of the above referenced Common Stock is being reported hereunder solely because Holdings may be deemed to have beneficial ownership of such securities as a result of the Voting Agreements. Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Holdings that it is the beneficial owner of any Common Stock for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

** Based upon an aggregate of 55,787,554 shares of Common Stock outstanding as of February 14, 2011, as reported by the Issuer on Form 10-Q filed on February 22, 2011.

CUSIP No. 09656A105
1. Names of Reporting Persons
Far East Energy Limited
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3. SEC Use Only
4. Source of Funds (See Instructions) OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 13,462,446*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 13,462,446
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 24.1%**
14. Type of Reporting Person (See Instructions) CO

__________________

* Beneficial ownership of the above referenced Common Stock is being reported hereunder solely because FEEL may be deemed to have beneficial ownership of such securities as a result of the Voting Agreements. Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by FEEL that it is the beneficial owner of any Common Stock for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

** Based upon an aggregate of 55,787,554 shares of Common Stock outstanding as of Februar 14, 2011, as reported by the Issuer on Form 10-Q filed on February 22, 2011.

CUSIP No. 09656A105
1. Names of Reporting Persons
Zhang Ruilin
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3. SEC Use Only
4. Source of Funds (See Instructions) OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 13,462,446*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 13,462,446
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 24.1%**
14. Type of Reporting Person (See Instructions) IN

__________________

* Beneficial ownership of the above referenced Common Stock is being reported hereunder solely because Mr. Zhang may be deemed to have beneficial ownership of such securities as a result of the Voting Agreements. Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Mr. Zhang that he is the beneficial owner of any Common Stock for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

** Based upon an aggregate of 55,787,554 shares of Common Stock outstanding as of February 14, 2011, as reported by the Issuer on Form 10-Q filed on February 22, 2011.

CUSIP No. 09656A105
1. Names of Reporting Persons
Zhao Jiangwei
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3. SEC Use Only
4. Source of Funds (See Instructions) OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 13,462,446*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 13,462,446
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 24.1%**
14. Type of Reporting Person (See Instructions) IN

__________________

* Beneficial ownership of the above referenced Common Stock is being reported hereunder solely because Mr. Zhao may be deemed to have beneficial ownership of such securities as a result of the Voting Agreements. Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Mr. Zhao that he is the beneficial owner of any Common Stock for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

** Based upon an aggregate of 55,787,554 shares of Common Stock outstanding as of February 14, 2011, as reported by the Issuer on Form 10-Q filed on February 22, 2011.

Item 1.

Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the shares of common stock, $0.001 par value per share (“Common Stock”), of BMB Munai, Inc., a Nevada corporation (the “Issuer”).  The Issuer’s principal executive offices are located at 202 Dostyk Ave., 4th Floor, Almaty, Kazakhstan 050051.

Item 2.

Identity and Background

(a)-(c) and (f).  This Statement is being filed by the following persons (each, a “Reporting Person”, and collectively, the “Reporting Persons”):

(i)

Palaeontol B.V., a company organized under the laws of the Netherlands (the “B.V.”);

(ii)

Palaeontol Coöperatief U.A., a cooperative with limited liability organized under the laws of the Netherlands (the “Coöperatief”);

(iii)

MIE New Ventures Corporation, an exempted company with limited liability organized under the laws of the Cayman Islands (“New Ventures”);

(iv)

MIE Holdings Corporation, an exempted company with limited liability organized under the laws of the Cayman Islands (“Holdings”);

(v)

Far East Energy Limited, a company with limited liability organized under the laws of Hong Kong (“FEEL”);

(vi)

Zhang Ruilin, a citizen of People’s Republic of China (“Mr. Zhang”); and

(vii)

Zhao Jiangwei, a citizen of People’s Republic of China (“Mr. Zhao”).

The principal business of the B.V. is to act as the holding company of Emir-Oil LLC, an entity organized under the laws of the Republic of Kazakhstan (“Emir”), all of the equity of which will have been purchased by the B.V. at the closing of the Transactions (as defined below). The managing directors of the B.V. are New Ventures and Amicorp Netherlands B.V., a company organized under the laws of the Netherlands (“Amicorp”). The address of the principal office of the B.V. and its managing directors is 1077 XX Amsterdam, the Netherlands, Strawinskylaan 1143 Tower C-11.

The Coöperatief is the sole shareholder of the B.V. and its principal business is to act as the holding company of the B.V. The managing directors of the Coöperatief are New Ventures and Amicorp. The address of the principal office of the Coöperatief and its managing directors is 1077 XX Amsterdam, the Netherlands, Strawinskylaan 1143 Tower C-11.

New Ventures is the controlling shareholder and managing director of the Coöperatief and a managing director of the B.V., and its principal business is to hold equity interests in the Coöperatief. Mr Zhang is the sole director of New Ventures. The address of the principal office of New Ventures and its director is Suite 406, Block C, Grand Place, 5 Hui Zhong Road, Chaoyang District, Beijing 100101, PRC.

Holdings is the sole shareholder of New Ventures and is one of the leading independent upstream oil companies operating in China. The address of the principal office of Holdings is Suite 406, Block C, Grand Place, 5 Hui Zhong Road, Chaoyang District, Beijing 100101, PRC. The name, business address, present principal occupation and citizenship of each executive officer and director of Holdings is set forth on Schedule A hereto.

FEEL is the controlling shareholder of Holdings and its principal business is to hold equity interests in Holdings. Mr. Zhang and Mr. Zhao are the directors of FEEL. The address of the principal office of FEEL and its directors is Suite 406, Block C, Grand Place, 5 Hui Zhong Road, Chaoyang District, Beijing 100101, PRC.

Mr. Zhang and Mr. Zhao are the controlling shareholders of FEEL. Mr. Zhang is the executive director, chairman and chief executive officer of Holdings. Mr. Zhao is the executive director, vice chairman and senior vice president of Holdings. The principal business address of Mr. Zhang and Mr. Zhao is Suite 406, Block C, Grand Place, 5 Hui Zhong Road, Chaoyang District, Beijing 100101, PRC.

(d) and (e). During the last five years, none of the Reporting Persons, and to the knowledge of the Reporting Persons, none of the other persons identified in this Item 2, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.

Source and Amount of Funds and Other Consideration

As more fully described in response to Item 4 hereto, the shares of Common Stock to which this Statement relates have not been purchased by any of the Reporting Persons.  Pursuant to certain Voting Agreements by and between the B.V. and certain holders of Common Stock set forth on Schedule B hereto (each, a “ Stockholder”, and collectively, the “Stockholders”), each dated as of February 14, 2011 (each, a “Voting Agreement”, and collectively, the “Voting Agreements”), the Reporting Persons may be deemed to be the beneficial owners of 13,462,446 shares of Common Stock (collectively, the “Subject Shares”) held of record by the Stockholders.  The B.V. and the Stockholders entered into the Voting Agreements to induce the B.V. and Holdings to enter into that certain Participation Interest Purchase Agreement, dated as of February 14, 2011, by and among the B.V., the Issuer and Holdings (the “Purchase Agreement”), pursuant to which the Issuer agreed to sell all of its interest in its wholly-owned operating subsidiary, Emir, to the B.V.  The Voting Agreements and the Purchase Agreement are described in more detail in Item 4 hereto, which descriptions are incorporated by reference into this Item 3.  Any beneficial ownership of any of the Reporting Persons of shares of Common Stock that may be deemed to arise from the Voting Agreements does not require the expenditure of any funds, as none of the Reporting Persons paid any monetary consideration to the Stockholders for entering into the Voting Agreements.

Item 4.

Purpose of Transaction

The purpose of the Voting Agreements is to facilitate the consummation of the transactions contemplated by the Purchase Agreement (the “Transactions”).

Purchase Agreement

Consideration.  The purchase price under the Purchase Agreement is $170 million.  Of that amount, $36 million will be subject to a twelve-month escrow agreement for indemnification purposes.  Both at the closing date and 90 days after the closing date, the purchase price will be adjusted to reconcile specified changes to Emir’s balance sheet occurring between December 31, 2010 and the closing date. Such adjustments will decrease the purchase price by the sum of (without duplication) the following amounts to the extent that they have increased from the December 31, 2010 balance sheet through the closing date: (a) any cash payments made by Emir to the Issuer or its affiliates; (b) any liabilities incurred by Emir outside of the ordinary course of business; (c) any indebtedness of Emir; (d) any off-balance liabilities incurred by Emir; and (e) any expenses of Emir incurred in connection with the Transactions.

Representations, Warranties and Covenants.  The Issuer and the B.V. have made representations and warranties in the Purchase Agreement customary for a transaction of this nature.  The Issuer also has agreed to various covenants in the Purchase Agreement, including, among other things, to conduct its business between signing and closing in the ordinary course.

Conditions to Closing.  The transaction closing is subject to the satisfaction or waiver of a number of conditions, including regulatory approvals, other customary closing conditions and the following:

•

approval by the stockholders of the Issuer and of Holdings;

•

approval of the holders of the Issuer’s outstanding $60 million in aggregate principal amount of convertible senior notes (the “Senior Notes”);

•

consent of the Ministry of Oil and Gas on behalf of the Republic of Kazakhstan;

•

waiver of the Republic of Kazakhstan’s priority right to purchase interests in the assets in accordance with Kazakhstan’s Subsoil Use Law;

•

approval by the Hong Kong Stock Exchange;

•

satisfaction of Kazakhstan legal requirements with respect to the Issuer’s existing exploration contract in Kazakhstan;

•

registration of the assignment of certain intercompany notes with the National Bank of the Republic of Kazakhstan;

•

Emir’s entry into a duly registered production contract for production of petroleum at each of the Issuer’s Kariman, Dolinnoe and Askaz locations; and

•

the B.V.’s receipt of a valid work permit from the Kazakhstan Ministry of Labor and Social Protection for the appointment of a new general manager of Emir.

Acquisition Proposals.  The Issuer has agreed to not solicit or facilitate prior to closing any Acquisition Proposal (as defined in the Purchase Agreement), which is generally a transaction that, if effected, would result in the transfer of (a) 15% or more of the voting power of the Issuer or Emir or (b) the assets of or interests in the Issuer or Emir representing 15% or more of the net revenues, net income or assets of the Issuer or Emir, as applicable.  The Issuer may, however, terminate the Purchase Agreement (subject to the termination conditions discussed below) and proceed with an alternative, unsolicited Acquisition Proposal if the Issuer’s board determines in good faith, after consultation with its advisers, that the Alternative Proposal would reasonably likely lead to a Superior Proposal (as defined in the Purchase Agreement) and that the failure to take action with respect to such proposal would reasonably be expected to constitute a breach of the board’s fiduciary duties.

Termination.  The Purchase Agreement may be terminated:

•

by mutual written consent of the parties;

•

by either the B.V. or the Issuer, if the closing has not occurred on or before August 15, 2011, or in the event that certain regulatory requirements remain outstanding, on or before November 14, 2011 (as applicable, the “End Date”);

•

by the B.V. if the Issuer relinquishes any portion of the Contract Areas (as defined in the Purchase Agreement), breaches its representations or warranties or fails to perform covenants or agreements that would result in the failure to satisfy the closing conditions (each a “Closing Condition Failure”);

•

by the Issuer if the B.V. breaches its representations or warranties or fails to perform covenants or agreements that would result in the failure to satisfy the closing conditions;

•

by either the B.V. or the Issuer, if any governmental authority issues an order or takes any other action restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by the Purchase Agreement and such order or other action is final and non-appealable (a “Governmental Order”);

•

by either the B.V. or the Issuer if the Issuer’s stockholders’ approval is not obtained;

•

by the B.V. if the Issuer changes its recommendation to its stockholders with respect to approval of the Purchase Agreement, fails to satisfy its obligations to distribute proxy materials and hold a stockholder meeting, pursues an Acquisition Proposal (as defined in the Purchase Agreement) in breach of the terms of the Purchase Agreement, or authorizes or publicly proposes any of the foregoing (collectively, a “Proxy Solicitation Failure”);

•

by the Issuer in the event of a Superior Proposal (as defined in the Purchase Agreement);

•

by either the B.V. or the Issuer if Holding’s stockholders’ approval is not obtained;

•

by the B.V. if the Issuer fails to solicit and obtain approval from the holders of the Senior Notes (the “Note Holder Approval”).

The Issuer will be required to pay a termination fee of $17 million and the B.V.’s expenses (not to exceed $3.5 million) if the Purchase Agreement is terminated by the Issuer due to a Superior Proposal (as defined in the Purchase Agreement). The Issuer will be required to pay the termination fee (but not the B.V.’s expenses) if the B.V. terminates due to a Proxy Solicitation Failure, or due to a Closing Condition Failure while an Acquisition Proposal has been announced and not withdrawn, and within 12 months of such termination, the Issuer enters into an Alternative Acquisition Agreement (as defined in the Purchase Agreement). The Issuer will be required to pay the B.V.’s expenses (but not the termination fee) if (a) either party terminates due to the failure to satisfy certain regulatory conditions that results in the closing not occurring by the End Date or a Governmental Order being issued; (b) the B.V. terminates because the Issuer fails to receive Note Holder Approval, or (c) either party terminates because the closing has not occurred by the applicable End Date, or the Issuer's stockholders have not approved of the Purchase Agreement, and an Acquisition Proposal has been announced and not withdrawn; provided, however, that if within 12 months of such termination, the Issuer enters into an Alternative Acquisition Agreement, the Issuer will also have to pay the termination fee.

Indemnification.  The representations, warranties and covenants of the B.V. and the Issuer survive only for a period of twelve months following the closing date, except in cases of fraud or criminal misconduct on the part of the Issuer in which case survival is without limitation.  The Issuer will indemnify the B.V. for losses arising from the Issuer’s breaches of representations and warranties, failure to perform covenants, ongoing litigation matters, compliance with (and validity of) the Issuer’s existing exploration contract, transfer of certain payables, defects in ownership of certain facilities and pipelines, or violations of applicable environmental laws.  The maximum indemnification obligation of the Issuer is limited to $39 million ($36 million of which will be funded into escrow at the closing), except with respect to losses arising out of fraud or criminal misconduct.  Other than with respect to certain specified representations, the Issuer is not required to indemnify the B.V. until the B.V’s claims exceed $750,000 in the aggregate, at which point, the Issuer will be obligated to pay the entire amount of such claims regardless of the threshold.  The Issuer’s indemnification obligations are generally limited to a period of one year following the closing date.  The parties have made provision for an extended indemnification obligation period with respect to one potential outstanding contingent matter that relates only to the Issuer and should not in any instance impact Emir, Holdings or the B.V., and the extended period ends on the earliest of 90 days following the final resolution of the matter such that it is not subject to judicial process or appeal, or the expiration of any applicable statute of limitations.

The closing of the Transactions is expected to take place in the third calendar quarter of 2011.

Voting Agreements

Agreement to Vote Shares.  Until the earlier of (a) the closing date of the Purchase Agreement and (b) the date upon which the Purchase Agreement is validly terminated in accordance with its terms (the “ Expiration Date”), the Stockholders agreed to vote or cause to be voted the Subject Shares and any other shares of Common Stock that such Stockholder purchases or of which he otherwise acquires record or beneficial ownership prior to the Expiration Date (“Additional Shares”) in favor of the approval of the Transactions and any actions necessary to consummate the Transactions, in favor of waiving any notice that may have been or may be required relating to the Transactions, and against any (i) action or agreement that would impede the consummation of the Transactions, (ii) Acquisition Proposal or (iii) action or agreement that would reasonably be expected to breach the Purchase Agreement and which the B.V. has recommended against approving in writing.

Proxies.  Each Stockholder granted an irrevocable proxy to a representative of the B.V., effective through the Expiration Date, to vote the Subject Shares and the Additional Shares in accordance with the Voting Agreements with respect to the matters upon which the Stockholders agreed to vote in the Voting Agreements.  Each Stockholder also agreed to cause the record holder of any Subject Shares and Additional Shares with respect to which such Stockholder has voting power to deliver an irrevocable proxy to vote such shares in accordance with the Voting Agreements.  In addition, each Stockholder agreed to use reasonable best efforts to cause the record holder of any Subject Shares and Additional Shares with respect to which such Stockholder is the beneficial owner, but not the record holder, and with respect to which such Stockholder does not have voting power, to deliver an irrevocable proxy to vote such shares in accordance with the Voting Agreements.  The Voting Agreements also required the revocation of any prior proxies given by the Stockholders with respect to the Subject Shares and the Additional Shares.

No Ownership Interest.

Each Voting Agreement explicitly disclaims that nothing therein shall be deemed to vest in the B.V. any direct or indirect ownership in any of the Subject Shares or the Additional Shares.

References to and descriptions of the Purchase Agreement and the Voting Agreements throughout this Statement are qualified in their entirety by reference to the Purchase Agreement attached as Exhibit 2 hereto and the Voting Agreements, a form of which is attached as Exhibit 3 hereto, respectively.

Item 5.

Interest in Securities of the Issuer

(a) and (b).  As a result of the Voting Agreements described in Item 4 hereto, the Reporting Persons may be deemed to have acquired beneficial ownership of the Subject Shares. The Subject Shares represent approximately 24.1% of the issued and outstanding shares of Common Stock based upon an aggregate of 55,787,554 shares of Common Stock outstanding as of February 14, 2011, as reported by the Issuer on Form 10-Q filed on February 22, 2011. However, none of the Reporting Persons controls the voting of the Subject Shares with respect to matters other than as described in Item 4 above, and none of the Reporting Persons possesses any economic or other rights as a shareholder with respect to the Subject Shares. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that he or it is the beneficial owner of any Common Stock for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

Except as set forth in this Item 5(a) and (b), none of the Reporting Persons, and, to the knowledge of the Reporting Persons, none of the other persons identified in Item 2 hereto, beneficially owns any shares of Common Stock.

(c).

Except for the execution and delivery of the Purchase Agreement and the Voting Agreements, none of the Reporting Persons, and, to the knowledge of the Reporting Persons, none of the other persons identified in Item 2 hereto, has effected any transaction in shares of Common Stock during the past 60 days.

(d).

Not applicable.

(e).

Not applicable.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described in Items 3, 4 and 5, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.

Material to Be Filed as Exhibits

Exhibit No.	Exhibit Description
1

Joint Filing Agreement, dated as of February 24, 2011, by and among Palaeontol B.V., Palaeontol Coöperatief U.A., MIE New Ventures Corporation, MIE Holdings Corporation, Far East Energy Limited, Zhang Ruilin and Zhao Jiangwei.

2

Participation Interest Purchase Agreement, dated as of February 14, 2011, by and among Palaeontol B.V., BMB Munai, Inc. and MIE Holdings Corporation (incorporated by reference to Exhibit No. 2.1 to the Issuer’s Current Report on Form 8-K filed on February 18, 2011).

3	Form of Voting Agreement (incorporated by reference to Exhibit No. 99.01 to the Issuer’s Current Report on Form 8-K filed on February 18, 2011).

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 24, 2011	PALAEONTOL B.V. By: /s/ Zhang Ruilin Name: Zhang Ruilin Title: Authorized Representative of the Corporate Managing Directors
Dated: February 24, 2011	PALAEONTOL COÖPERATIEF U.A. By: /s/ Zhang Ruilin Name: Zhang Ruilin Title: Authorized Representative of the Corporate Managing Directors
Dated: February 24, 2011	MIE NEW VENTURES CORPORATION By: /s/ Zhang Ruilin Name: Zhang Ruilin Title: Sole Director
Dated: February 24, 2011	MIE HOLDINGS CORPORATION By: /s/ Zhang Ruilin Name: Zhang Ruilin Title: Chairman
Dated: February 24, 2011	FAR EAST ENERGY LIMITED By: /s/ Zhang Ruilin Name: Zhang Ruilin Title: Chairman
Dated: February 24, 2011	ZHANG RUILIN /s/ Zhang Ruilin
Dated: February 24, 2011	ZHAO JIANGWEI /s/ Zhao Jiangwei

SCHEDULE A

The name, present principal occupation and citizenship of each of the directors and executive officers of Holdings are set forth below.  Except as otherwise indicated, each occupation set forth opposite an individual’s name refers to Holdings, and the business address for each individual is Suite 406, Block C, Grand Place, 5 Hui Zhong Road, Chaoyang District, Beijing 100101, PRC.

Name	Present Principal Occupation	Name and Address of Employer (if different from Business Address provided)	Citizenship
Zhang Ruilin	Executive Director, Chairman and Chief Executive Officer		People’s Republic of China
Zhao Jiangwei	Executive Director, Vice Chairman and Senior Vice President		People’s Republic of China
Forrest L. Dietrich	Executive Director, Senior Vice President and authorized representative		United States
Allen Mak	Executive Director, Chief Financial Officer, Joint Company Secretary, Senior Vice President and authorized representative		Hong Kong
Wang Sing	Non-Executive Director	TPG 57th Floor, Two International Finance Centre 8 Finance Street Central Hong Kong	Hong Kong
Mei Jianping	Independent Non-Executive Director		United States
Jeffrey W. Miller	Independent Non-Executive Director		United States
Cai Rucheng	Independent Non-Executive Director		People’s Republic of China

SCHEDULE B

Stockholder	Number of Subject Shares Held of Record
Valery Tolkachev	81,759
Anuarbek Baimoldin	20,000
Askar Tashtitov	480,000
Boris Cherdabayev	6,248,727
Daymon M. Smith	0
Evgeny Ler	100,000
Gamal Kulumbetov	280,000
Jason M. Kerr	0
Leonard M. Stillman	0
Simage Limited	2,986,595
Toleush Tolmakov	3,265,365
Troy F. Nilson	0
TOTAL	13,462,446